DECHERT LLP

1775 I STREET, N.W.

WASHINGTON, D.C.  20006

(202) 261-3300

February 29, 2012

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Fenimore Asset Management Trust

File Nos. 33-7190 and 811-4750

Ladies and Gentlemen:

Enclosed  for  filing  on  behalf  of  Fenimore  Asset  Management  Trust  (the

“Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the

“1933  Act”),  is  Post-Effective  Amendment  No.   45  to  the  Trust’s  Registration

Statement  on  Form  N-1A  with  respect  to  the  Trust’s  new  investment  series,  FAM

Small Cap Fund (the “New Fund”).

This  filing  is  being  made  for  the  purposes  of:  (1)  incorporating  comments

received   from   Commission   Staff   on   the   Trust’s   previous   filing;   (2)   adding

additional exhibits to the Registration Statement;  and (3) making such non-material and updating changes as the Trust deems appropriate.

We  hereby  represent  that  this  Post-Effective  Amendment  No.  45  does  not contain  disclosures  that  would  render  it  ineligible  to  become  effective  pursuant  to

Rule  485(b)  under  the  1933  Act.   The  Registrant  has  indicated  on  the  Cover  Page

that  this  filing  is  to  become  effective  on  March  1,  2012  in  accordance  with  Rule

485(b).

Please  do  not  hesitate  to  contact  the  undersigned  at  (202)  261-3364  if  you have any questions regarding this filing.

Very truly yours,

/s/ Patrick W.D. Turley

17050583.1.BUSINESS